NORTH INLET ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2021

And Report of Independent Registered Public Accounting Firm

Cherry Bekaert LLP
CPAs & Advisors

NORTH INLET ADVISORS, LLC
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENT
Statement of Financial Condition 2
Notes to Financial Statements 3-6

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
North Inlet Advisors, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with generally accepted accounting principles in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, evidence regarding the amounts, and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

Raleigh, North Carolina
February 15, 2022

We have served as the Company's auditor since 2010.

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Assets

Cash	$379,651
Accounts receivable	58,000
Accounts receivable - Other	54,896
Other current assets	13,633
Total Current Assets	506,180
Furniture and equipment (net of accumulated depreciation of $12,558)	5,796
Other assets	10,656
Total Assets	$522,632

Liabilities

Accrued liabilities	$ 6,305
Total Current Liabilities	6,305
Total Liabilities	6,305

Members' Interest

Members' interest	516,327
Total Members' Interest	516,327
Total Liabilities and Members' Interest	$522,632

The accompanying notes to the statement of financial condition are an integral part of this statement.

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Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company, as amended, has elected to be taxed as a small business corporation under provisions of Subchapter S of the Code. This election does not affect the Company's classification as a North Carolina limited liability corporation.

The Company was founded in 2010 with $50,000 in initial capital contributions from a sole owner. Effective January 1, 2018, the Company amended its operating agreement to allow the admission of three additional members. Effective January 1, 2019, two of the new members bought out the third new member. The remaining two new members' combined percentage interest in the Company equals 10% with the original member retaining 90%. Effective January 1, 2021, the Company amended its operating agreement to allow the admission of one additional member. This member's percentage interest in the Company equals 2.5% with the original three members retaining 97.5%.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated net of an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

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Note 2—Summary of significant accounting polices (continued)

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell. The Company completed a review of its long-lived assets and determined that no impairment was required to be recorded during the years ended December 31, 2021.

Income Taxes – The Company has elected to be treated as a Subchapter S for income tax purposes. As such, substantially all income (loss) of the Company is reported by the members on their individual income tax returns.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2021, the Company had net capital of $370,264 which was $365,264 in excess of its required capital of $5,000. The Company's net capital ratio was 1.70%.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph 240.17a-5(d)(1) and (4) of the rule.

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NORTH INLET ADVISORS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Note 5—Contingencies and uncertainties/COVID-19 pandemic

On January 30, 2020, the World Health Organization declared the coronavirus "COVID-19" outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines, or "stay at home" restrictions in certain areas and forced closures for certain types of public places and businesses. As a result, the Company transitioned to remote work in March 2020.

Due to the COVID-19 pandemic, many of the Company's clients' ability to pay for services was impacted, resulting in reduced or suspended payment of retainers. Additionally, the M&A market was severely impacted, significantly reducing the probability of success fees. COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets globally.

While it is unknown how long these conditions will last and what the complete financial impact will be, the Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business and are unable at this time to predict the continued impact that COVID-19 will have on their business, financial position, and operating results in future periods due to numerous uncertainties.

The Company received a loan under the Paycheck Protection Program ("PPP") for an amount of $173,737, which was established under the Cares Act and administered by the Small Business Administration ("SBA"). The application for the PPP loan requires the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operation of the Company. The receipt of the funds from the PPP loan and the forgiveness of the PPP loan is dependent on the Company having initially qualified for the PPP loan and qualifying for the forgiveness of such PPP loan based on funds being used for certain expenditures such as payroll costs and rent, as required by the terms of the PPP loan. The Company applied for forgiveness with the SBA in which on June 14, 2021, the SBA had forgiven the PPP loan in full. As a result, the Company recognized $173,737 to other income on the statement of operations.

Note 6—Subsequent events

The Company has evaluated subsequent events through February 15, 2022 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued. Effective January 1, 2022, the Company entered into a Membership Purchase Agreement whereby one member sold approximately 67.5% of their ownership percentage back to North Inlet Advisors. Two existing members purchased the shares from the Company thereafter. The four members' ownership percentage interest in the Company following the transaction will equal 51%, 24%, 20%, and 5%, respectively. The Company is in the process of evaluating the accounting implications under the acquisition method of accounting related to the change in ownership as outlined above. As of the date of the financial statements, management is not able to determine if the impact will be material to the financial statements for the year ending December 31, 2022.